John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone:  913.660.0778   Fax:  913.660.9157
john.lively@1940actlawgroup.com

August 4, 2011

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Nottingham Trust II (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Ms. O’Neal-Johnson:

On July 19, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement was filed for the purpose of soliciting the votes of shareholders of The Brown Capital Management Mid-Cap Fund, The Brown Capital Management Small Company Fund and The Brown Capital Management International Equity Fund (the “Funds”), each a series of the Trust, on: (i) an Agreement and Plan of Reorganization pursuant to which the Funds would be reorganized as series of Brown Capital Management Mutual Funds, a newly established Delaware statutory trust; (ii) revisions to the Funds’ fundamental investment restrictions; (iii) a new investment advisory agreement between the Trust and Brown Capital Management, LLC, the Funds’ current adviser; and (iv) a Rule 12b-1 Distribution Plan and related 12b-1 fee for the Funds.

On July 28, 2011, you provided comments to me relating to the Proxy Statement. This letter responds to one of your comments. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below the comment. The remaining comments will be addressed in another correspondence filing that will be filed contemporaneously with the Trust’s filing of a definitive proxy statement. The definitive proxy statement will include responses to the comment as described herein.

1.	Comment:	In Proposal 2.12, please remove the word “physical” before “commodities”.

	Response:	The Trust has revised the fundamental investment restriction on commodities as follows:

Each Fund may invest in commodities only as permitted by the 1940 Act or other governing statute, by the Rules thereunder, or by the SEC or other regulatory agency with authority over the Funds.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
August 4, 2011

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively